

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2011

David P. Radloff
Vice President and Chief Financial Officer
Hutchinson Technology Incorporated
40 West Highland Park Drive NE
Hutchinson, Minnesota 55350

> **Re: Hutchinson Technology Incorporated**
> **Registration Statement on Form S-4**
> **Filed May 6, 2011**
> **File No. 333-173970**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2011**
> **File No. 001-34838**
>
> **Schedule TO-I**
> **Filed May 6, 2011**
> **File No. 005-37228**

Dear Mr. Radloff:

We have limited our review of the above-referenced filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Please provide your analysis as to the applicability of Rule 13e-3 to the offer.

David P. Radloff
Hutchinson Technology Incorporated
May 17, 2011
Page 2

Registration Statement Cover Page

2.   The cover page to the registration statement indicates that the approximate date of
commencement will be as soon as practicable after the registration statement becomes
effective. In an early commencement offer, commencement begins on the date the
prospectus is both filed and sent to shareholders. Please tell us the date upon which such
materials were sent to shareholders, include this date on the cover page of the prospectus,
and revise the cover page of the registration statement accordingly.

Fee Table

3.   We note your disclosure here and elsewhere that the exact terms of the notes you issue
will depend upon whether the exchange is a "qualified reopening." Accordingly, please
revise the fee table and other disclosure, as appropriate, to separately register each
different security you may issue in connection with this offering or advise. Your
disclosure throughout should clearly set forth the different terms of each security.

Prospectus Cover Page

4.   The preliminary prospectus disseminated to security holders in an exchange offer must be
complete and contain all required information. Accordingly, please remove the language
"Subject to Completion" appearing at the top of the cover page. Please see question I.E.2
of the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly
Available Telephone Interpretations.

What will I receive in the exchange offer…, page iv

5.   You state that you will make appropriate adjustments so as not to exchange Old Notes in
a principal amount other than $1,000 and integral multiples of $1,000 and issue New
Notes in a principal amount other than $1,000 or integral multiples of $1,000. Please
clarify this statement, and provide your analysis under Rule 13e-4(f)(8)(i) and (ii).

Summary of the Exchange Offer, page 1

6.   Please revise the penultimate paragraph on page 3 to describe in greater detail the
material tax consequences to noteholders.

Selected Financial Information, page 20

7.   We see that you have provided limited pro forma financial information on page 21 for the
exchange of debt instruments. Please revise to include detailed footnote disclosure
quantifying each pro forma adjustment that affected your historical amounts, along with
an explanation of how each pro forma adjustment was calculated or determined. As part
of your revised disclosure, please include all relevant assumptions used in such

calculations. Please provide similar disclosure for the pro forma information disclosed on page 22 and 80. In this regard, please tell us why you have not provided full pro forma financial information and explanatory notes for the latest fiscal year and interim period as prescribed in Rule 11-02 of Regulation S-X and as required by Rule 11-01(a)(8) for the consummation of transactions for which pro forma financial information would be material to investors. Pro forma information shall ordinarily be in columnar form presenting historical results, pro forma adjustments, and pro forma results.

8. Please quantify the impact the exchange offer will have on your financial statements and provide us with the accounting, along with the applicable authoritative literature used, which supports such amounts. Please explain to us if the complete impact of the exchange offer has been fully reflected in your pro forma financial information presented on page 21 and 22. If so, please separately disclose to quantify how such effects have been reflected in your pro forma information. If not, please provide us with your reasons for not reflecting all such effects in your pro forma information.

9. Additionally, we note from the prospectus cover, page iii, and elsewhere in your registration statement that if this offering does not meet the conditions for being a "qualified reopening" of the February 11, 2011 issuance, the New Notes may have different terms and will be a different series issued under different indentures. Please clearly disclose what assumption is being reflected in your pro forma information. To the extent that significantly different results may occur if the offering of New Notes do not meet the conditions for being a "qualified reopening" of the February 11, 2011 issuance, additional pro forma presentations should be provided which give effect to the range of possible results. See Rule 11-02(b)(8) of Regulation S-X for guidance.

Statements Regarding Forward-Looking Information, page 44

10. You have included disclosure in your press release dated May 6, 2011 indicating that the material contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those sections are inapplicable to statements made in connection with a tender offer. Please confirm that you will refrain from making further such statements in future filings relating to this offer.

Procedures for Tender, page 85

11. You state that a tendering holder of Old Notes will be deemed to have released and discharged you, and the trustee with respect to the Old Notes tendered, from any and all claims the holder may have, now or in the future, arising out of or related to the Old Notes. Please revise this statement so that it is consistent with Section 29(a) of the Exchange Act.

Withdrawal and Revocation Rights, page 86

12.   Here and elsewhere in your offering documents, including in the letter of transmittal, you state that your determinations will be final and binding. Please revise to indicate in each instance that security holders may challenge your determinations in a court of competent jurisdiction.

Conditions to the Exchange Offer, page 87

13.   We refer to the disclosure in the last paragraph of this section regarding your failure to assert conditions. Please note that if a condition is triggered and you determine to proceed with the offer anyway, we believe that this amounts to a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and circulate new disclosure. In addition, when a condition is triggered by events that occur prior to expiration, you should promptly inform holders of how you intend to proceed, rather than wait until expiration, unless satisfaction of the particular condition may be determined only upon expiration. Please confirm your understanding of these points.

Material United States Federal Income Tax Considerations, page 131

14.   Because counsel has given a short form tax opinion, this section must be clearly identified as counsel's opinion regarding the material tax consequences of the transaction. As such, please have counsel revise the final sentence of the first paragraph to remove the language indicating that this section is for "general information only," and clearly state that it constitutes counsel's opinion about the material tax consequences of the transaction. Make similar revisions in the fourth paragraph on page 132 and elsewhere as appropriate.

Tax Consequences to Tendering U.S. Holders, page 133

15.   Please have counsel revise the opinion to disclose under separately captioned headings the tax consequences for: (i) notes issued with identical terms to, and under the same indenture as, the February Notes (a "qualified reopening"), and (ii) notes that are not issued with identical terms, or under the same indenture, as the February Notes (not a "qualified reopening").

16.   Whenever possible, you must state unequivocally the tax consequences of the transaction, not merely what the consequences are "generally," what they "should" or "may" be, or what they would be "if" another matter in doubt is assumed to be true. In each circumstance where your counsel is not able to opine on a material tax matter, please say so directly, disclose why you are not able to provide the disclosure, and disclose the possible outcomes and risks to investors of that tax consequence.

If counsel <u>is</u> able to opine on these or any other material tax matters but doubt exists because of a lack of relevant authority or otherwise, then you may use the term "should" to make it clear that the opinion is subject to a degree of uncertainty. In such cases, you should explain why counsel cannot give a "will" opinion, describe the degree of uncertainty in the opinion, disclose, as you do in several places, the position that you "intend to take," and provide risk factor and/or other appropriate disclosure setting forth the risks to investors.

17. Refer to your statements that you intend to take the position that the February Notes are publicly traded and that the exchange will not be a continuation. Because these positions appear to create uncertainty regarding the ultimate tax treatment of the new notes, please explain here and elsewhere as appropriate (1) the reason for the uncertainty regarding the positions and (2) the degree of uncertainty about the position. In addition, please add appropriate risk factor disclosure discussing the uncertainty.

Alternative Treatment, page 134

18. Please have counsel revise to describe the circumstances under which an exchange is treated as a wash sale.

Exhibit 5.1

19. Given the date restriction in the final sentence of the opinion, please confirm our understanding that you intend to file an updated opinion of counsel as of the date that the registration statement is to be declared effective.

Exhibit 8.1

20. We note the disclosure in the last sentence of the second paragraph concerning the accuracy of the tax summaries contained in the registration statement. Please have counsel file a revised tax opinion that states that the tax discussion in the prospectus represents counsel's opinion.

21. Given the date restriction in the third paragraph of the opinion, please confirm our understanding that you intend to file an updated opinion of counsel as of the date that the registration statement is to be declared effective.

22. Noteholders are entitled to rely on the opinion. Please have counsel revise the fourth paragraph accordingly.

Letter of Transmittal

23. Delete the language in the letter of transmittal requiring the note holder to acknowledge or certify that he/she has "read" and "reviewed" the offering documents.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>Why am I receiving these materials?, page 1</u>

24.   Please revise the final paragraph under the heading to disclose the number of shares that would be issued in the event that shareholders approve Proposal 1 and all New Notes convert into common shares. Please also disclose the size of this potential issuance as a percentage of your total shares presently outstanding.

<u>Why are we seeking shareholder approval to remove certain restrictions…?, page 2</u>

25.   Please revise the final sentence under the heading and on page 11 to describe the "certain actions that may benefit our shareholders."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, the Securities Act of 1934, and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kevin Kuhar at (202) 551-3662 or Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3528 with any other questions. If you require further assistance, you may also contact David Orlic, Special Counsel, Office of Mergers & Acquisitions at (202) 551-3638.

                                       Sincerely,

                                       Amanda Ravitz
                                       Assistant Director

cc (via facsimile):   David M. Vander Haar, Esq. — Faegre & Benson LLP